Exhibit 4.4

Redeemable Common Stock Purchase Warrants - Class A and Class B
General

Each redeemable Class A Common Stock purchase warrant entitles the holder to purchase one share of our Common Stock at an exercise price per share of $0.65. Each redeemable Class B Common Stock purchase warrant entitles the holder to purchase one share of our Common Stock at an exercise price per share of $0.90. Unless noted otherwise, both the Class A and Class B Common Stock purchase warrants will be referred to as the “Warrant or Warrants.”

The warrants will expire eighteen months after the date of their registration The Warrant certificate provides that the Warrant exercise price may be adjusted for certain events. These events include changes in our capitalization, like a stock split, stock dividend or the like.

Exercise

Exercise of the Warrants may occur only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the underlying shares of common stock may be lawfully issued under the securities laws of the state or jurisdiction in which the holder resides.

Our Warrants may be exercised by delivering to our transfer agent the applicable certificate on or prior to the expiration date or the redemption date. The reverse side of the certificate must be properly executed and accompanied by the full exercise price for each Warrant being exercised. Warrants may only be exercised to purchase whole shares.

Adjustments of exercise price

The exercise price of our Warrants may be adjusted to reflect changes in our capitalization. The exercise price will be appropriately adjusted in the event of:

-	a capital reorganization or reclassification of the common stock;

-
if we consolidate with, or merge into, or sell our property to another corporation (other than a consolidation or merger that does not result in any reclassification or change of the outstanding common stock);

-	stock split; or

-	reverse stock split.

This adjustment of the exercise price will also result in an adjustment of shares issuable upon exercise of the Warrant. The exercise price will be proportionately reduced or increased upon the effectiveness of the change.

Redemption of Warrants

We have the right to redeem the common stock purchase warrants for $0.05 per warrant under certain conditions. The Company’s right to redeem the warrants begins beginning six months after the final prospectus prepared in connection with this offering. We may redeem if the closing price of our common stock exceeds 110% of the exercise price of the warrants for five consecutive trading sessions ending on the two days prior to the day on which notice of redemption is given. If we give notice of redemption, holders of our redeemable Class A and/or Class B Common Stock purchase warrants will be forced to sell or exercise the Warrants they hold or accept the redemption price.

The Company must give the Warrant holders 30 days advance notice by registered or certified mail. The notice must be sent to the Warrant holder’s last known addresses maintained by the Company’s transfer agent. No other notice is required. If we redeem the Warrants, they will still be exercisable through the close of business on the last business day before the redemption date. On the redemption date the holders of record of redeemed Warrants shall be entitled to payment of the redemption price upon surrender of such redeemed Warrants to the Company at the office of the warrant agent designated for that purpose.

On the redemption date, the Company shall cause the warrant agent to pay the redemption price to the holders of record of redeemed Warrants. Upon payment of the redemption price, the redeemed Warrants and all rights of the Warrant holders under the Warrants shall terminate.

Fractional shares will not be issued upon exercise of our Warrants.

Registration Rights

We have granted no registration rights except as registered under this private placement memorandum.